
大華銀行
UNITED OVERSEAS BANK

03 JUL 29 AM 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A16/sc

25 June 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


03024867

SUPPL

1) REDUCTION OF PERCENTAGE HOLDING IN A SUBSIDIARY

2) MEMBERS' VOLUNTARY LIQUIDATION OF SUBSIDIARIES

Dear Sir

We enclose 2 copies of our Announcements, both dated 25 June 2003, one on each of the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

7/29



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

REDUCTION OF PERCENTAGE HOLDING IN A SUBSIDIARY

Singapore, 25 June 2003 - United Overseas Bank Limited ("UOB") wishes to announce that on 22 February 2003, each of China Scholars Group Corporation Limited and Shan Dong High-Tech Investment Corporation subscribed Renminbi 1,000,000 for an equity interest in UOB Investment Consultancy (Beijing) Limited ("UOBICB"). After their equity subscription, UOB's 100% interest in UOBICB was reduced to 60%.

Vivien Chan
Company Secretary



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

MEMBERS' VOLUNTARY LIQUIDATION OF SUBSIDIARIES

Singapore, 25 June 2003 – United Overseas Bank Limited ("the Bank") wishes to announce that the following subsidiary companies of the Bank have commenced members' voluntary liquidation:-

OUB Optimix Funds Management Limited
OUB Asset Management Ltd
AIM Services Pte Ltd
ICB Management Pte Ltd

The liquidation is part of the ongoing rationalisation of the operations of the UOB group of companies.

Vivien Chan
Company Secretary